November 9, 2010

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re:	Prospect Medical Holdings, Inc.
Preliminary Revised Schedule 14A
Filed November 1, 2010
File No. 001-32203

Amended Schedule 13E-3
Filed November 1, 2010
File No. 005-81215

Dear Mr. Duchovny:

By letter dated November 4, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Prospect Medical Holdings, Inc. (the “Company”) with comments regarding the Company’s Preliminary Revised Schedule 14A (the “Proxy Statement”) and Amended Schedule 13E-3 (the “Schedule 13E-3”), which were filed with the Commission on November 2, 2010.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter dated November 4, 2010.

The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to Schedule 14A (the “Amended Proxy Statement”) and an Amendment No. 2 to Schedule 13E-3 (the “Amended Schedule 13E-3”) that contain these revisions and updates to certain information set forth in the Proxy Statement and Schedule 13E-3.  Page references in this letter correspond to the pages in the Amended Proxy Statement.  To facilitate the Staff’s review, we have also provided, on a supplemental basis as enclosures to this letter, blacklined copies of the Amended Proxy Statement and the Amended Schedule 13E-3 marked against the Proxy Statement and the Schedule 13E-3.

PRELIMINARY REVISED SCHEDULE 14A

1.

We note the revisions made in response to prior comment 4. Please revise the disclosure to comply with Item 1015(b)(6) of Regulation M-A with respect to the May 28 and the June 2 UBS presentations. Also, confirm supplementally that UBS did not provide written materials on June 2, 2010; alternatively, please file those materials as an exhibit to your Schedule 13E-3.

In response to the Staff’s comment, the Company has added disclosure on pages 27 and 28 of the Amended Proxy Statement with respect to the May 28, 2010 and June 2, 2010 special committee meetings. The Company supplementally advises the Staff that two pages describing the revised preliminary discounted cash flow analysis and illustrative leveraged buyout statistics referred to on page 28 of the Amended Proxy Statement were provided to the special committee by e-mail on June 1, 2010 and were not presented or discussed at the June 2, 2010 special committee meeting. Although the Company does not view these pages as a report under Item 1015(b)(6) of Regulation M-A, these two pages have been added to the Amended Schedule 13E-3 as Exhibit (c)(5).

2.

Refer to the paragraph relating to events occurring on August 3, 2010. Please confirm supplementally, with a view toward revised disclosure, whether the closing of the merger could be delayed due to the CDPH surveys or their results.

In response to the Staff’s comment, the Company has disclosed on page 36 of the Amended Proxy Statement that, if the merger is still pending at the time, the CDPH follow-up survey, depending on the survey results, could delay the closing of the merger. It is not expected to do so, however.

3.

We note that the developments that occurred relating to the Alta hospitals in late October 2010, the $9 million payment received by the company, equivalent to approximately 4% of the value of the current transaction, and Leonard Green’s rejection of an increase in the per share consideration. Please revise your disclosure to explain how the special committee and board were able to determine the continued fairness of the transaction given this apparent unaccounted benefit to Leonard Green.

In response to the Staff’s comment, the Company has expanded the disclosure on page 39 of the Amended Proxy Statement to explain how the special committee was able to determine the continued fairness of the transaction. This will confirm that the board of directors of the Company has not addressed this matter.

RECOMMENDATION OF THE SPECIAL COMMITTEE, page 40

4.

Refer to the paragraph after the last bullet on page 42. Please revise your disclosure to include the fact that if the Additional Employee Investors vote as expected, then the vote of the unaffiliated security holders will be irrelevant to the approval of the transaction, and explain how the special committee was able to reach its procedural; fairness despite this.

In response to the Staff’s comment, the Company has expanded the disclosure on page 45 of the Amended Proxy Statement to explain how the special committee was able to reconcile the expected vote of the Rollover Investors, the other Prospect Medical directors and officers and the Additional Employee Investors, with the special committee’s determination as to the procedural fairness of the merger to the unaffiliated stockholders.

OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR, page 61

5.	We note the revisions made in response to prior comment 11. Please explain why the special committee did not, and does not intend to, obtain an updated opinion from UBS.

In response to the Staff’s comment, the Company has added to the disclosure on page 39 concerning AB 1383 an explanation as to why the special committee did not, and does not intend to, obtain an updated opinion from UBS.

6.

We reissue prior comment 12. Please disclose the relevant underlying data (i) for each company in the Selected Companies Analysis (page 7 of the UBS presentation dated August 14, 2010 and filed as an exhibit to the Schedule 13E-3), (ii) for each transaction in the Selected Transaction Analysis (page 8 of the UBS presentation), and (iii) for the Discounted Cash Flows Analysis (page 9 of the UBS presentation), including a cross-reference to the projections disclosed elsewhere in the proxy statement.

The Company continues to believe that the current disclosure sufficiently describes UBS’ financial analyses as considered by UBS and the special committee and, as such, provides the level of disclosure that is required and appropriate. The Company respectfully submits that disclosure of the relevant underlying data for each company in the selected companies analysis and each transaction in the selected transactions analysis does not add meaningfully to the description of the methods used in, and the results of, UBS’ financial analyses (for example, implied enterprise and equity values for such companies and implied transaction values for such transactions do not relate to such methods or results) and that such disclosure results in duplicative information (for example, implied multiples for such companies and transactions are included in the charts which set forth the overall multiples derived for such companies and transactions). However, in an effort to address the Staff’s comment to the extent practicable, the Company has included disclosure beginning on pages 63 and 65 of the Amended Proxy Statement to reflect additional data for each company and transaction as described on pages 7 and 8, respectively, of UBS’ presentation dated August 14, 2010. With respect to the portion of the Staff’s comment relating to UBS’ discounted cash flow analysis, the Company has added disclosure on page 66 of the Amended Proxy Statement to include a cross-reference to the section “Management’s Projected Financial Information — Calculation of Unlevered Free Cash Flows” beginning on page 69 of the Amended Proxy Statement, which section also has been revised to include underlying data detailed on page 9 of UBS’ presentation. The Company believes that this is the more appropriate location for such disclosure as it is the relevant section relating to projections.

7.	We reissue prior comment 17, which sought additional disclosures as required by Regulation G.

In response to the Staff’s comment, the Company has added beginning on page 69 of the Amended Proxy Statement under the new caption “Supplemental Disclosures Regarding Non-GAAP Financial Information” the disclosures required by Regulation G.

*     *     *

Please direct any questions regarding this response letter to the undersigned at 310-789-1259.

Very truly yours,

/s/ Dale E. Short
Dale E. Short

DES/tms

cc:	Ellen J. Shin
Neal H. Brockmeyer
Howard A. Sobel
John L. Filippone
Marc L. Brown